                               AS FILED WITH THE COMMISSION ON NOVEMBER 24, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           FERROFLUIDICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           FERROFLUIDICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  315414 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               PAUL F. AVERY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FERROFLUIDICS CORPORATION
                                40 SIMON STREET
                          NASHUA, NEW HAMPSHIRE 03061
                                 (603) 883-9800
 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                             STUART M. CABLE, P.C.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 14D-9 Solicitation/Recommendation Statement amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9") filed by Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), relating to the tender offer by Ferrotec Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of Ferrotec Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.004 per share, of the Company, at a price of $6.50 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").



     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9 promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged, and all capitalized terms used but not defined herein shall have the respective meanings given to them in the
Schedule 14D-9.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.



     Item 8 is hereby amended and supplemented to add the following:



     The Offer expired in accordance with its terms at 12:00 midnight, New York City time, on November 23, 1999 (the "Expiration Time"). On November 24, 1999, American Stock Transfer and Trust Company certified that 4,958,626 Shares had been validly tendered and not withdrawn as of the Expiration Time, representing approximately 89% of the total outstanding Shares, including 55,660 Shares tendered pursuant to guaranteed delivery procedures. At such time, the Purchaser accepted all tendered Shares for payment in the Offer (including Shares subject to guaranteed delivery procedures).



     The Company expects to call a special meeting of stockholders to approve the Merger. The Company anticipates that the Purchaser will vote all of the Shares acquired by it pursuant to the Offer in favor of the Merger. Such vote by Purchaser will be sufficient for the Merger to be approved without the vote of any other stockholder of the Company.



     Pursuant to the Merger Agreement, the Purchaser has designated Nozomu Yamamoto, Akira Yamamura and Richard R. Cesati, II to serve as directors of the Company. Paul F. Avery, Jr. and Howard F. Nichols have resigned from the Board of Directors of the Company. Accordingly, the directors of the Company are Dean Kamen, Dennis R. Stone and Messrs. Yamamoto, Yamamura and Cesati. In addition, the following individuals have been elected as officers of the Company:



Richard R. Cesati, II.....................  Chief Executive Officer and President
Akira Yamamura............................  Chairman of the Board, Chief Financial Officer,
                                            Treasurer and Clerk
Masako Yatsubashi.........................  Assistant Clerk


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 9 is hereby amended and supplemented to add the following:



Exhibit 15    Amendment No. 2 dated as of November 23, 1999 to the
              Shareholder Rights Agreement dated as of August 3, 1994 by and between Ferrofluidics Corporation and American Stock
              Transfer and Trust Company, as amended by Amendment dated as of October 20, 1999.
Exhibit 16    Joint Press Release issued by Ferrofluidics Corporation and
              Ferrotec Corporation dated November 24, 1999.
Exhibit 17    Joint Press Release issued by Ferrofluidics Corporation and
              Ferrotec Corporation dated November 24, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FERROFLUIDICS CORPORATION

                                          By: /s/ PAUL F. AVERY, JR.
                                            ------------------------------------
                                            Paul F. Avery, Jr.
                                            President and Chief Executive
                                              Officer


Dated: November 24, 1999

                               INDEX TO EXHIBITS



EXHIBIT NO.                             EXHIBIT
-----------                             -------
  (a)(15)     Amendment No. 2 dated as of November 23, 1999 to the
              Shareholder Rights Agreement dated as of August 3, 1994 by and between Ferrofluidics Corporation and American Stock
              Transfer and Trust Company, as amended by Amendment dated as of October 20, 1999.
  (a)(16)     Joint Press Release issued by Ferrofluidics Corporation and
              Ferrotec Corporation dated November 24, 1999.
  (a)(17)     Joint Press Release issued by Ferrofluidics Corporation and
              Ferrotec Corporation dated November 24, 1999.